3/A
1
<SROS>NASDAQ
<REPORTING-OWNER>
  0001204432
  Director
</REPORTING-OWNER>
<SUBJECT-COMPANY>
  VeriSign, Inc.
  0001014473
  <IRS-NUMBER>94-3221585
</SUBJECT-COMPANY>
<PERIOD>01/02/01
3/A
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 3  INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

1. Name and Address of Reporting Person
   Kriens, Scott G.
   487 East Middlefield Road


   Mountain View, CA  94043
2. Date of Event Requiring Statement (Month/Day/Year)
   1/2/2001
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Issuer Name and Ticker or Trading Symbol
   VeriSign, Inc. (VRSN)
5. Relationship of Reporting Person to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [ ] Officer (give title below) [ ] Other (specify below)
   Director
6. If Amendment, Date of Original (Month/Day/Year)
   01/10/01
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Beneficially Owned
-----------------------------------------------------------------------------------------------------
1)Title of Security                                          2)Amount of         3)  4)Nature of
                                                             Securities          D   Indirect
                                                             Beneficially        or  Beneficial
                                                             Owned               I   Ownership
-----------------------------------------------------------------------------------------------------
Common Stock                                                 80,000              I   Kriens 1996
                                                                                     Trust (1)

Table II   Derivative Securitites Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative Security  2)Date Exercisable  3)Title and Amount of                   4)Conver-  5)Ownership 6)Nature of
                                and Expiration Date Securities Underlying                   sion or    Form of     Indirect
                                (Month/Day/Year)    Derivative Security                     exercise   Derivative  Beneficial
                                                                                            price of   Security    Ownership
                                Date      Expira-                                Amount or  Deri-      Direct(D)
                                Exer-     tion                                   Number of  vative     or
                                cisable   Date      Title                        Shares     Security   Indirect(I)
------------------------------------------------------------------------------------------------------------------------------------
Put Option (obligation to buy)  (3)       01/19/01  Common Stock                 7,500      $85.0000   D           Direct
Non-Qualified Stock Option      (2)       01/02/11  Common Stock                 25,000                D           Direct
(right to buy)

Explanation of Responses:

(1)
Form of ownership originally designated as being "Direct" when in fact it should have been designated as "Indirect," with nature of indirect beneficial ownership being the Kriens 1996 Trust, as now corrected by this amended Form 3.


(2)
Are exercisable as to 6.25% of the shares each quarter after the date of grant.


(3)
Exercisable immediately.



SIGNATURE OF REPORTING PERSON
/S/ By: Donald T Rozak Jr, as attorney-in-fact
    For: Scott G. Kriens
DATE 01/02/03